American Church Mortgage Company

10237 Yellow Circle Drive
Minnetonka, MN 55343

November 2, 2017

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: American Church Mortgage Company (the "Registrant") Registration Statement on Form S-11 File No. (333-220531)

Ladies and Gentlemen:

On behalf of American Church Mortgage Company, the undersigned hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 3:00 p.m., Washington D.C. time, on November 6, 2017 or as soon as is practicable thereafter.

Should you have any questions or require additional information, please do not hesitate to contact our legal counsel, Philip Colton, at (612) 604-6729.

Sincerely,

American Church Mortgage Company

By: /s/ Philip J. Myers

Name: Philip J. Myers

Title: President